

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Andrew L. Hopkins, DPhil
Chief Executive Officer
Exscientia Ltd
Level 3, Dundee One River Court
5 West Victoria Dock Road
Dundee DD1 3JT
United Kingdom

> **Re: Exscientia Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted June 21, 2021**
> **CIK No. 0001865408**

Dear Dr. Hopkins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Overview, page 2

1.   Please revise the Summary to provide balance and additional context to your presentation concerning your drug development efforts to date. For instance, the opening paragraph states that you have built "a complete end-to end solution" which you believe will "improve the probability of successful development for new medicines" and your disclosures on page 3 highlight "unprecedented productivity" and indicate that you have "successfully designed" drug candidates; however, the Overview does not explain that you have never developed a medicine that has received regulatory approval and that your

most advanced drug candidate is in a Phase 1 clinical trial.

2.   Please revise the Overview to explain briefly the term "artificial intelligence" as it applies to your business and what it means to be "AI designed." In this regard, we note your disclosure on page 31 references "artificial intelligence, machine learning and other technology-based platforms" and your disclosure on page 128 references "AI algorithms."

3.   Please revise to clarify whether "target" refers to indications, proteins, genes and/or something else.

Demonstrating the Impact of our AI, page 2

4.   Please revise the first paragraph in this subsection to avoid the implication that any of these product candidates have been clinically validated.

5.   Please revise the second paragraph in this subsection to clarify that the 100 clinically approved anticancer drugs are third-party drugs. To provide context for the 55% figure, please revise, as applicable, to disclose the overall response rate exhibited by prior treatments.

The first three AI designed drug candidates to enter human clinical trials, page 2

6.   With reference to your disclosures on pages 16 and 17, please revise to clarify, if true, that you do not have commercial rights to two of the three referenced candidates. Also, tell us in your response the names of these two candidates and the partner who you reference.

Advancing small molecule target druggability, page 3

7.   Please revise your disclosure here or in the Business section to provide support for the statement that you have successfully designed four drug candidates that are highly selective bispecific small molecules.

Shifting the curve and transforming the probability of success, page 3

8.   Please tell us whether the table on page 3 labeled "Optimal Candidate Identification with 10x Greater Productivity" is the support for your claim that you can design precision drugs up to 10 times more efficiently than the industry average. In this regard, it is not clear whether the words "productivity" and "efficiency" are used interchangeably.

Unprecedented Productivity, page 3

9.   Please revise to briefly explain the term "novel optimised drug candidates" so that it is clear (i) how you are able to objectively quantify the number of candidates and (ii) whether this is a recognized industry term or a term that you have developed. In terms of speed of asset generation, please tell us why you measure using the date of patent filings as opposed to the date of IND or comparable foreign regulatory submission. Also clarify the meaning of the "EXS 1" to "EXS 7" labels and tell us whether the average for these candidates is representative of your broader pipeline.

Ongoing Project Pipeline, page 4

10.   With reference to your disclosure in the penultimate paragraph on page 129, please tell us your basis for identifying "disease areas" such as "oncology", "respiratory" "and "psychiatry" as "indications" in the pipeline table. Cite to relevant FDA or other foreign regulatory sources, as applicable. Revise the table to identify the specific indications that your Phase 1 candidate and the three preclinical candidates seek to treat.

11.   Please revise to remove the discovery stage products from the Project Pipeline table. In this regard, it is premature to highlight these programs prominently in the Summary, particularly where these programs are not discussed elsewhere in the prospectus. Please note that we will not object to a separate table in the Business section that depicts your discovery stage programs.

Implications of Being an Emerging Growth Company, page 6

12.   We note your disclosure stating that, as an emerging growth company, you are considering whether to "opt out" of the exemption for the delayed adoption of certain accounting standards, allowed under the JOBS Act, and thereby be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. On page 118, you disclose that you have elected to use the extended transition period for new or revised accounting standards during the period in which you remain an emerging growth company; however, you may adopt certain new or revised accounting standards early. This election under Section 102(b)(2) of the JOBS Act is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-1 and Question 34 of our "Jumpstart Our Business Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act" dated December 21, 2015. Please revise to reconcile the differences in these contradictory statements and the applicable guidance.

Use of Proceeds, page 87

13.   Please revise to disclose the approximate amount intended to develop your proprietary platform. Also, disclose the approximate amount of proceeds intended, if applicable, for your EXS21546 candidate and indicate whether these proceeds are intended to advance the product candidate to commercialization or a certain stage of clinical development. Provide similar disclosure for other specific product candidates, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Share-based payments provision, page 116

14.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading

up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

From Drug to Data, page 119

15. Please revise to explain the term "full-stack" AI technology.

First AI system proven to improve clinical outcomes in oncology, page 124

16. Please revise the discussion to indicate whether the prior treatments were included or excluded from the evaluations you conducted.

Unprecedented productivity, page 124

17. We note that you have progressed seven programs from initial concept to advanced pre-clinical status across multiple disease areas in an average of 12 months from the first novel designs compared to an industry average of 4 to 5 years and that you have more than 25 active projects in development. For the seven programs in advanced pre-clinical status, please expand to disclose the range of durations from initial concept to advanced pre-clinical status. Additionally, disclose the average and median durations for the other programs you have in development. Please make corresponding revisions where this disclosure appears elsewhere in the prospectus.

Deals, page 158

18. For each of the pharma partnership and JV business deals, please describe the duration of the agreement, termination provisions, aggregate amounts received or paid to-date under the agreement, aggregate future potential milestone payments and range of royalty rates. With reference to your table on page 4, please also file the respective agreements as exhibits to your registration statement or advise.

GT Apeiron Therapeutics, page 159

19. We note your disclosure stating that, upon an achievement of a milestone, you received an equity stake in Apeiron of approximately 13% and a 50% ownership option in the preclinical candidate. Please expand your disclosure, under this heading or elsewhere in the filing, to describe your accounting for the equity interest in Apeiron and the value of the interest for the periods presented.

Principal Shareholders, page 208

20. Please ensure that you identify the natural person(s) with voting and/or dispositive power over the shares.

<u>Consolidated Financial Statements of Exscientia Limited</u>
<u>Note 27. Related party transactions, page F-38</u>

21. Please revise the face of your financial statements to separately quantify your related party transactions. Refer Rule 4-08(k) of Regulation S-X.

<u>General</u>

22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

 You may contact Tracie Mariner at (202) 551-3744 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Boles